FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

MANAGEMENT PROPOSAL

To the Shareholders: The Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) hereby proposes to the Annual and Special Shareholders’ Meeting the Investment Plan for 2011 of the Company in the amount up to R$ 1,400,000,000.00, related to (i) conversion or to open stores and purchase land; (ii) refurbish stores; and (iii) infrastructure (IT, Logistics and others).

This is our proposal.

São Paulo, February 14 , 2011

THE MANAGEMENT

CAPITAL BUDGETING

To the Shareholders: In accordance with Section 196 of Law 6,404/76, the Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO does hereby:

1.            Inform the designation of the Retained Earnings for 2009 (Reserve for Expansion and Capital Budgeting) as approved at the 2010 Annual and Special Shareholders’ Meeting, as follows:

(i) The Company’s Investment Plan for 2010 amounted to R$ 1,601,093,000.00. However, the investment made by the Company totaled R$ 1,235,499,476.00, that is R$ 423,268,702.46 for the opening of new stores and purchase of land, R$ 403,677,084.39 for refurbishment of stores and R$ 408.553.689,15 for infrastructure (IT, Logistics and others).

Out of such amount, R$ 379,350,436.63 were used in the Reserve for Expansion (Article 35 – Paragraph 2, of the Bylaws) and R$ 42,150,048.51 were used in the Budgeting Capital (Article 196, Paragraph 2 of Law 6,404/76). The difference, related to R$ 813,998,990.86, was borne both with funds from the very Company, resulting from the Company’s operational activity, and with funds raised from third parties.

(ii) The balance of the Reserve for Expansion and the Budgeting Capital, in the total amount of R$ 421,500,485.14, will be capitalized without emission of new shares by the Company on the Annual and Special Shareholders Meeting, according to the Management Proposal that will be sent to the Shareholders.

2.            Inform that the Retained Earnings concerning the fiscal year of 2010 in the amount of R$ 514,725,583.07 as described below, shall be applied to the opening of new stores, refurbishment works and other investments, as per the Investment Plan for 2011, to be approved by the members of the Board of Directors. The Investment Plan for 2011 shall be funded both by said proposed Retained Earnings and by funds generated by the operational activity of the Company during the fiscal year:

- R$ 463,253,024.76 – Reserve for Expansion (Article 35 – Paragraph 2 of the Company Bylaws);

- R$ 51,472,558.31 – Capital Budgeting (Section 196 of Law 6,404/76);

This is our proposal.

São Paulo, February 14 , 2011

THE MANAGEMENT

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001-56

Company Number at the Commercial Registry (NIRE) 35.300.089.901

São Paulo, February 14, 2011

Proposal for Designation of Retained Earnings for the fiscal year

(Article 9 of ICVM 481/2009)

ANNEX 9-1-II OF CVM Instruction no. 481/2009

designation of net INCOME

To the Shareholders: The Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO hereby proposes to the Annual and Special Shareholders meeting of 2011, according to Annex 9-1-II of CVM Instruction 481/2009 the following:

1.            Net income for the fiscal year

The Company’s Net Income on December 31 , 2010 totals R$ 722,421,870.97. From this amount, R$ 36,121,093.55 will be designated for Legal Reserve.

2.            Overall amount and the value per share of the dividends, including advanced dividends and interest on the Company capital already declared

	Advanced Dividends	Proposal for Distribution of Dividends	TOTAL
Total Gross Amount	58,408,181.69	113,167,012.67	171,575,194.36
Amount per Common Share	0.2181818181819	0.409546379	0.627728197
Amount per Preferred Share Class A	0.232228331797	0.458272685	0.690501017

3.            Percentage of net income distributed for the exercise

Management proposes the distribution of twenty-five percent (25%) of the Company’s net income, provided for in Article 35, Paragraph 2 of the Company Bylaws.

4.            Overall amount and the amount per share of the dividends distributed based on income from previous fiscal years

There is no proposal for distribution of dividends based on income from previous years is in place.

5.            Inform, upon deduction of advanced dividends and interest on the Company capital already declared:

a.            The gross amount of the dividend and interests on the Company capital, separately, per share of each type and class

The amount of the proposed dividends is R$ 0.409546379 per common share and R$ 0.458272685 per Preferred Share Class A, upon deduction of the amount of the advanced dividends already distributed. There was no declaration of interests on the Company capital.

b.            Terms and deadline for payment of dividends and interest on the Company capital

As permitted by the Bylaws, the Management proposes that the dividends proposed for the Annual Shareholders’ Meeting shall be paid within up to sixty (60) days after its approval at the Meeting.

c.            Possible adjustment and interests on the dividends and interests on the Company capital

The dividends shall be paid within the abovementioned deadline, without any monetary adjustment between the date of its declaration and the date of its actual payment.

d.            Date of declaration of payment of the dividends and interests on the Company capital considered for identification of the shareholders entitled to be paid

	Advanced Distribution re. 1st quarter	Advanced Distribution re. 2st quarter	Advanced Distribution re. 3rd quarter	Proposal for Distribution of Dividends
Share Base for the Distribution	May 17, 2010	August 03rd, 2010	November 17, 2010	March 31, 2011
Date of Beginning of Negotiations Ex-Rights	May 18, 2010	August 4th, 2010	November 18, 2010	April 1st, 2011

6.            Declaration of dividends or interests on the Company capital based on income calculated on six-month balance sheets or balance sheets for shorter periods

There is no declaration of dividends or interests on the Company capital based on income calculated on six-month balance sheets or balance sheets for shorter periods.

7.            Comparative table indicating the following amounts per share of each type and class:

	2008	2009	2010
Net earnings for the fiscal year	260,427,049.39	591,579,628.27	722,421,870.97
Total dividend total distributed	61,851,424.23	140,500,161.71	171,575,194.36
Dividend related to Preferred Shares Class A	0.273451954	0.587931773	0.690501017
Dividend related to Preferred Shares Class B	-	0.01	-
Dividend related to Common Shares	0.248592685	0.534483430	0.627728197

8.            Designation of income for the legal reserve

a.            Identify the amount designed for the legal reserve

Pursuant to Law 6,404/76, the management proposes the designation of R$ 36,121,093.55 to legal reserve.

b.            Provide details as concerns the calculation of the legal reserve

Earnings before Taxes/Interest in the Company capital	870.865.780,52
Taxes/ Interest in the Company capital	(148.443.909,55)
Net Income	722.421.870,97
Legal Reserve (5% of the Net Income)	36.121.093,55

9.            If the Company has preferred shares entitled to fixed or minimum dividends

a.         Describe the calculation of the fixed or minimum dividends

The owners of the Company preferred shares Class A have priority on the payment of an annual minimum dividend in the amount of R$ 0.08 per one (1) share, non-cumulative. In addition, to each preferred share Class A, a dividend ten percent (10%) higher than that granted to each common share is granted, in accordance with Section 17, Paragraph 1, of Law 6,404/76, as amended by Law 10,303/01, including, for purposes of this calculation, in the sum of the total dividend paid to the preferred shares Class A, the amount paid as minimum annual dividend.

b.         Inform whether the income for the fiscal year is sufficient for full payment of the fixed or minimum dividends

Yeas, it is sufficient.

c.         Inform whether an unpaid part is cumulative

There is no unpaid part of fixed or minimum dividends.

d.         Identify the overall amount of the fixed or minimum dividends to be paid to each class of preferred shares

Preferred Shares Class A (minimum dividend)
Overall amount of the dividend paid in advance to each class of preferred share	R$ 36,659,850.56
Overall amount of the dividend to be paid to each class of preferred share	R$ 72,343,490.64
Overall amount of the dividend paid to each class of preferred share	R$ 109,003,341.20

e.         Identify the fixed or minimum dividends to be paid per preferred share of each class

Preferred Shares Class A (minimum dividend)
Amount of the dividend paid in advance to each class of preferred share	R$ 0.232228332
Overall amount of the dividend to be paid to each class of preferred share	R$ 0.458272685
Overall amount of the dividend paid to each class of preferred share	R$ 0.690501017

10.         With respect to the mandatory dividend

a.            Describe the calculation stipulated by the Bylaws

In accordance with Article 35, Paragraph 1 of the Company Bylaws, the shareholders shall have the right to receive, in each fiscal year, as dividends, a mandatory percentage of twenty-five percent (25%) on the net income for the fiscal year, with the following adjustments: (a) the deduction of the amounts designed for, in the fiscal year, legal reserve and contingencies reserve; and (b) the addition of the amounts resulting from reversion, in the fiscal year, of contingencies reserve previously composed.

The payment of dividend stipulated under the abovementioned terms may be limited to the amount of net income for the fiscal year in which it was realized under the law, provided that the difference be registered as reserve of income to be realized.

The earnings registered under the reserve of income to be realized, whenever realized and if they are not absorbed by losses incurred in subsequent fiscal years, shall be added to the first dividend declared following realization.

b.            Inform whether it is being fully paid

The mandatory dividend is being fully paid.

c.            Inform the amount occasionally retained

There is no retention of mandatory dividend as a result of the financial situation of the Company.

11.         Retained mandatory dividend as a result of the financial situation of the Company

There is no retention of mandatory dividend as a result of the financial situation of the Company.

12.         Designation of income for contingencies reserve

There is no designation of income for the contingencies reserve.

13.         Designation of income for the reserve of income to be realized

There is no designation of income for the reserve of income to be realized.

14.         Designation of income for reserves stipulated by the Bylaws

a          Describe the Articles contained in the Bylaws providing for the reserve

The reserve for expansion is provided for by Article 35, Paragraph 2 of the Company Bylaws, to wit:

“Article 35 – (...) Paragraph 2 – The Reserve for Expansion is created and has the purpose of ensuring funds to finance additional applications of fixed and working capital and shall be formed with up to one hundred percent (100%) of the remaining net income after the designations stipulated by letters "a" [contingencies reserve], "b" [limit to contingencies reserve], and "c" [reserve of income to be realized] of item IV, in that the total amount of such reserve may not exceed the amount of the Company’s Capital Stock.”

b.         Identify the amount designated for the reserve

The Management proposes the retained earnings designated for the reserve for expansion in the amount of R$ 463,253,024.76.

c.         Describe the calculation

The amount designated for the Reserve for Expansion is equivalent to 90% of the Adjusted Net Income for the fiscal year ended on December 31, 2009. The Adjusted Income is calculated as follows:

Net Income for the Fiscal Year – R$ 722,421,870.97

Legal Reserve (5%) – R$ (36,121,093.55)

Tax Base for Dividends – R$ 686,300,777.42

Dividends (25%) – R$ (171,575,194.36)

Adjusted Net Income – 514,725,583.07

Reserve for Expansion (90%) – R$ 463,253,024.76

15.         Retained earnings provided for by capital budgeting

a.         Identify the amount of retained earnings

Management proposes that earnings be retained in the amount of R$ 514,725,583.07, in that R$ 463,253,024.76 for the reserve for expansion (under Article 35, Paragraph 2 of the Company Bylaws) and R$ 51,472,558.31 based on capital budgeting under Section 196, Paragraph 2 of Law 6,404/76.

b.         Provide a copy of the capital budgeting

See Annex I.

16.         Designation of the income for the tax incentives reserve

There is no designation of income for any tax incentives reserves.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 24, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.